July 9, 2019

U.S. Securities and Exchange Commission (“Commission” or “Staff”)
c/o Ms. Heather Clark and Claire Erlanger
Division of Corporation Finance
Office of Transportation and Leisure
Washington, DC 20549

Re:	China Zenix Auto International Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed April 26, 2019
File No. 001-35154

Dear Ms Clark and Erlanger:

Reference is made to the letter received from the Commission dated June 19, 2019 regarding Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”) of China Zenix Auto International Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. The Company’s response to the comment is as follows.

Form 20-F for the Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies

Revenue from contracts with customers (upon application of IFRS 15), page F-9

Comment:

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We note that your revenue recognition policy appears to be a general recitation of concepts found in IFRS 15. Please revise the discussion of your policies to clarify your revenue recognition policy for your specific revenue streams, in detail. For instance, you disclose that revenue can be recognized over time or a point in time. In this regard, please clarify your revenue streams that are recognized at a point in time and those that are recognized over time, including how the sales of different types of products affects your determination. See guidance in paragraphs 124-125 in IFRS 15. In addition, please revise to disclose the nature of the transactions that give rise to contract assets and liabilities to the extent applicable. See also, paragraphs 116-118 of IFRS 15.

Response:

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In response to the Staff’s comment, the Company in its future filings including specifically its Annual Report on 20-F for the year ending December 31, 2019 will include the following additional disclosures:

Revenue from contracts with customers (upon application of IFRS 15)

Sale of goods

The Group manufactures and sells a range of commercial vehicle wheels in the market. Depending on the contractual arrangement with customers, sales are recognized when control of the products has transferred, being when the risk and rewards have been transferred, the customer has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

The Group derives revenue from the transfer of goods are mainly at a point in time.

Presentation of contract assets and liabilities

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

A contract asset and a contract liability relating to a contract are accounted for on a net basis.

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact us.

Sincerely,

China Zenix Auto International Ltd.

By /s/ Martin Cheung

Martin Cheung, Chief Financial Officer

cc: Centurion ZD CPA & Co.

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